November 19, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mr. H. Christopher Owings, Assistant Director

Re:	Delhaize Group

Form 20-F for Fiscal Year Ended December 31, 2009

Filed June 28, 2010

File No. 333-13302

Dear Mr. Owings:

Set forth below are the responses of Delhaize Group to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2010, regarding Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”) filed on June 28, 2010. The numbering of the paragraphs in this letter corresponds to the numbering of the comments in the Staff’s October 29th letter. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Item 18. Financial Statements, page F-1

Note 3. Segment Information, page F-22

1.

Comment: Your response to comment five in our letter dated September 20, 2010 indicates that you believe the requested disclosure will not necessarily allow any relevant conclusions on the overall performance of or sales trends of your activities. The disclosure requirement in paragraph 32 of IFRS 8 does not appear to contemplate non-disclosure based on perceived usefulness of the information. In addition, your response indicates that you believe that your practice of not disclosing this information is consistent with the financial statement disclosures made by your peers, both under IFRS and U.S. GAAP. Based on our review of other companies in your industry, we are unable to agree that predominate practice is to consider retail food stores to be one group of similar products and services when considering, the disclosure requirements of paragraph 32 of IFRS 8 or the similar disclosure requirements of FASB
ASC 280-10-50-40. Please tell us how you will disclose revenue for each group of similar products and services in future filings, or explain to us in more detail

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)  —  Square Marie Curie 40  —  1070 Brussels, Belgium

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

how you determined that your current disclosures comply with paragraph 32 of IFRS 8.

Response: We agree with the Staff that the disclosure requirement in paragraph 32 of IFRS 8 does not appear to contemplate non-disclosure based on perceived usefulness of the information and it was not our intent to imply that it does as we explain below.

The basis of conclusion (IFRS 8 BC 103) points out that entity-wide disclosures on products and services revenues allow analysts to analyze trends of revenues from products and services which is important in assessing both past performance and prospects for future growth. We support this aim and believe that investors should obtain the information that they need to make such estimates.

The point we intended to make in our response to comment five in the Staff’s letter dated September 20, 2010 (“Prior Comment Five”) was that we do not believe that disclosing revenues from different grocery retail sales (e.g., health and beauty, produce, etc.) would necessarily allow an analyst to make this assessment, as the sales are not independent of each other, but rather interdependent. Therefore, we believe that such a disclosure would not necessarily be required by IFRS 8.

In contrast, we believe that our current disclosure of retail vs. wholesale revenues is useful to investors and fulfills the requirements of paragraph 32 of IFRS 8 because we are of the opinion that these two categories of revenues display differences in customer base, processes, margins and revenue growth prospects.

As noted in our response to Prior Comment Five, we believe that the operation of retail grocery stores is one group of similar products and services and, although not explicitly mentioned in that letter, yet disclosed in our Form 20-F, we are of the opinion that the operation of wholesale grocery stores is a second group of similar products and services. It is our assessment that providing this information in our segment reporting fulfills the requirements of paragraph 32 of IFRS 8 on products and services.

As indicated in our response to Prior Comment Five, we also believe that this is consistent with the general practice in the retail grocery industry. However, based on the Staff’s comments, we have reviewed additional financial statements both under IFRS and US GAAP, and noted that a few US GAAP SEC registrants indeed disclose additional revenue information such as perishable, non-perishable,

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

pharmacy, and fuel sales. We also noted however that other US GAAP reporters do not provide such information. Finally, during our review we did not identify any grocery retail company reporting under IFRS that provides revenue information similar to the disclosure made by the few US GAAP filers mentioned above.

Therefore, based on our review, we reached the conclusion that most grocery retailers do not provide such revenue information and that there is fairly consistent disclosure by IFRS reporters, none of whom provide such information based on our review, and that there seems to be differences in the level of detail provided by US GAAP reporters.

However, we respectfully acknowledge the Staff’s perspective on, and interpretation of, this matter and will provide the following additional information in future filings as part of our segment reporting:

(as a percentage of revenues)	2010	2009	2008
Food – Perishable	%	%	%
Food – Non-perishable	%	%	%
Non-food	%	%	%

Total	100%	100%	100%

Note 6. Goodwill, page F-29

2.	Comment: We note your response to comment six in our letter dated September 20, 2010. In light of the fact that you are calculating value in use (VIU) using a post-tax discount rate, please revise future filings for the following:

•

Please clarify that you applied a post-tax discount rate to projections of post-tax cash flows. In this regard, the meaning of your current disclosure that an after-tax discount rate was applied to corresponding cash flow projections may be unclear to your readers.

•

We note your reference to paragraph 85 in the Basis for Conclusion of IAS 36. If you are calculating VIU on a post-tax basis because you believe that this theoretically provides the same result as a pre-tax calculation, we believe you should confirm your assumption by also calculating VIU on a pre-tax basis. If you are able to confirm your assumption that using a post-tax basis does not yield a materially different result than using a pre-tax basis, we will not object to your use of a VIU calculated using post-tax assumptions, provided that you disclose that the use of post-tax assumptions does not result in a VIU that is materially different from that calculated

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

under pre-tax assumptions, and provided that you disclose the pre-tax discount rate you used.

•	Please show us within your response what these revisions will look like.

Response: We respectfully believe that disclosing both post- and pre-tax rates may not necessarily be viewed as an improvement to our disclosure by readers, but that disclosing only the pre-tax rate will do so. We therefore decided to revise future filings as follows (extract of relevant parts of Note 6 on page F-29), and confirm that for the comparative information included this would not have led to materially different results than those previously calculated and disclosed:

The recoverable amount of each operating entity is determined based on the higher of value in use (“VIU”) calculations and the fair value less cost to sell:

•

The VIU calculations use cash flow projections based on the latest available financial plans approved by management covering a three-year period, based on actual results of the past and using observable market data, where possible. Cash flows beyond the three-year period are extrapolated using estimated growth rates, with these growth rates not exceeding the long-term average growth rate for the supermarket retail business in the particular market in question, which is assumed to be in line with market expectations. These pre-tax cash flows are discounted applying a pre-tax rate, which has been derived from the entity’s WACC (Weighted Average Cost of Capital) in an iterative process, as described by IAS 36.

(…)

Key assumptions used for VIU calculations for the U.S. entities:

(in millions of EUR)	2010	2009	2008
Growth rate*	%	2.0%	2.0%
Pre-tax discount rates	%	11.53% - 11.65%	11.01% - 11.10%

*	Weighted average growth rate used to extrapolate cash flows beyond our financial planning period.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

Note 21.3. Share-Based Compensation, pane F-53

3.	Comment: We note your response regarding the reasons that the number of warrants exercised shown in the table on page F-56 includes warrants for which a capital increase had not occurred before the end of the year. In future filings please enhance your disclosures to explain the reasons for the difference in the timing of the warrant exercises and the capital increases, as this may he unclear to your investors.

Response: In future filings, we will enhance our disclosures to explain the reasons for the difference in the timing of the warrant exercises and the capital increases. Such enhanced disclosure will be substantially consistent with our response to comment eight in the Staff’s letter dated September 20, 2010.

4.	Comment: We also note from your response that you loan ADSs to the exercising warrant holders upon exercise of warrants by your U.S. associates and that upon loan the exercising warrant holders have all of the rights and privileges pertaining to an owner of such ADSs. Please tell us and disclose in future filings how you reflect this share/ADSs lending arrangement in your financial statements and tell us your basis under IFRS for your accounting. In addition, please tell us and disclose in future filings how you treat these loaned shares in your computation of earnings per share and the basis under IFRS for your accounting.

Response: Before providing additional details on the background and accounting of the Delhaize Group 2002 Stock Incentive Plan (the “Plan”), we would like to respectfully note that the warrants exercised pending subsequent capital increase at December 31, 2009 was approximately EUR 8 million (balance sheet total of EUR 9.7 billion, total equity of EUR 4.4 billion), with no income statement impact, and EUR 0.5 million and EUR 0.4 million (balance sheet) for the years 2008 and 2007, respectively, which we believe to be immaterial for the various years from a quantitative but also qualitative perspective. We also note that the amount of warrants in question was unusually high at December 31, 2009 and we expect that in the future the level of warrants exercised pending a subsequent capital increase will be more in line with 2008 and 2007 levels.

When a warrant is exercised, the warrant holder transfers, irrevocably, the exercise price to the custodian, who holds the cash in escrow on behalf of and for the warrant holder until the next capital increase, and the custodian in turn distributes on behalf of Delhaize Group, as a securities loan from a pool of Delhaize Group ADSs that has been established at the custodian by and in the name of Delhaize Group, the corresponding number of treasury ADSs to the exercising warrant holder until the next capital increase. The warrant holder has the right to exercise all rights pertaining to the ownership of the ADSs and has no

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

obligation to return the ADSs at any point in time. During the next capital increase, the custodian (i) subscribes for and on behalf of the exercising warrant holder to the capital increase for ordinary shares, (ii) delivers to Delhaize Group the cash held in escrow, (iii) receives from Delhaize Group ordinary shares issued to such exercising warrant holders and (iv) transfers such ordinary shares on behalf of exercising warrant holders to Delhaize Group to repay the loaned ADSs. Delhaize Group then deposits the ordinary shares in its ADS depositary program, receives ADSs issued by the depositary representing the ordinary shares so deposited, and adds the ADSs to its treasury account.

When determining the proper accounting treatment, we weighted the various aspects of the transaction and concluded that we should account for the transaction at the time of the subsequent capital increase, which we believe is appropriate under IFRS. IAS 39 requires an entity to recognize a financial instrument on its balance sheet when, and only when, it becomes party to the instrument’s contractual provisions. However, IAS 39 does not contain any specific guidance for warrant plans that have the features described above.

When a warrant holder exercises its warrants, Delhaize Group, at that point in time, has not become the owner of the money transferred to the custodian and has also no obligation to issue new shares in a subsequent capital increase. At the time of the exercise, Delhaize Group has only a conditional right to receive the cash in the future, which condition is satisfied when Delhaize Group subsequently increases the capital. Under IAS 39, planned future transactions, no matter how likely, do not give rise to financial assets and financial liabilities and therefore, at exercise date, the transaction does not meet the recognition requirements for financial instruments under that standard. We therefore concluded that Delhaize Group only becomes part of “a contractual arrangement” (as used in IAS 39) resulting in the recognition of a financial instrument at the date of the following capital increase, when the custodian subscribes for and on behalf of the warrant holder. Consequently, Delhaize Group accounts for the transaction in its financial statements at the time of the subsequent capital increase, which is also deductible from the Consolidated Statement of Changes in Equity (page F-6), which at any balance sheet date, until the following capital increase, does not show any movements in equity due to warrants exercised pending a subsequent capital increase under the Plan. We will enhance our disclosure in our future filings accordingly.

Finally, the Staff inquired how we treat these loaned ADSs in our computation of earnings per share. Based on our interpretation of IAS 33 Earnings Per Share and the accounting policy selected relating to the transaction explained above, the “exercised warrants” to purchase ADSs are still included in the diluted EPS

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

calculation in the denominator, if considered dilutive. We will reflect this information in the enhanced disclosure on this topic in our future filings.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

* * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at + 32 2 412 22 11 or Arthur Goss, Senior Vice President and Chief Accounting Officer, at +32 2 412 21 66.

Sincerely,

/s/ Stéfan Descheemaeker
Stéfan Descheemaeker, Executive Vice President and Chief Financial Officer